SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BSD Medical Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

055662100
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP NO.  055662100

1.	Name of reporting persons: Gerhard W. Sennewald

2.	Check the appropriate box if a member of a group:

(a)   ☐
(b)   ☐

3.	SEC use only:

4.	Citizenship or place of organization:

Germany

Number of shares beneficially owned by each reporting person with:

5.	Sole voting power:
6,410,440 (1)

6.	Shared voting power:

7.	Sole dispositive power:
6,410,440 (1)

8.	Shared dispositive power:

9.	Aggregate amount beneficially owned by each reporting person:
6,410,440 (1)

10.	Check if the aggregate amount in Row (9) excludes certain shares ☐

11.	Percent of class represented by amount in Row 9:
18.8%

12.	Type of reporting person:
IN

(1)	Includes 90,000 stock options to purchase common stock that were exercisable at December 31, 2013 or within 60 days of December 31, 2013.

Item 1(a).  Name of issuer:
BSD Medical Corporation

Item 1(b).  Address of issuer’s principal executive offices:
2188 West 2200 South
Salt Lake City, Utah 84119

Item 2(a).  Names of person filing:
Gerhard W. Sennewald

Item 2(b).  Address of principal business office or, if none, Residence:
c/o BSD Medical Corporation
2188 West 2200 South
Salt Lake City, Utah 84119

Item 2(c).  Citizenship:
Gerhard W. Sennewald, Germany

Item 2(d).  Title of class of securities:
Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:
055662100

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  [  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2014

/s/ Gerhard W. Sennewald
Gerhard W. Sennewald